INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GEORGIA 30339

August 22, 2013

VIA EDGAR and E-Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549
Attention:  Andrew D. Mew

Re:	Interface, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2012
Filed February 28, 2013
File No. 001-33994

Dear Mr. Mew:

On behalf of Interface, Inc. (the “Company”), I provide the response below to the Staff’s comment letter to the Company dated August 8, 2013 relating to the Company’s 10-K for the Fiscal Year Ended December 30, 2012, filed with the Commission on February 28, 2013 (“Form 10-K”) (File No. 001-33994).

The Company is requesting confidential treatment pursuant to the Commission’s Rule 83 for the information included in the Appendix to this response letter, and consequently the Appendix is redacted from the EDGAR filing of this response letter.

The responses are keyed to correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for ease of reference.

Form 10-K for the Fiscal Year Ended December 30, 2012

Item 8.  Financial Statements and Supplementary Data

Discontinued Operations, page 63

1.
We note your response to comment 5 in our letter dated July 17, 2013.  Please tell us whether you believe the lack of disclosure of your loss on disposal of your Bentley Prince Street business segment is material to your consolidated financial statements and notes.  If you believe it to be immaterial and no revision is necessary, please provide us with your materiality analysis.

U.S. Securities and Exchange Commission, August 22, 2013

Response:

We refer to the following qualitative criteria contained in Staff Accounting Bulletin No. 99, as applicable, to analyze whether the lack of a breakout between (i) the loss on disposal of discontinued operations, (ii) costs to sell the discontinued operations, and (iii) the loss from operations of those discontinued operations, is material to our consolidated financial statements or notes thereto.  (Because there was no misstatement, the qualitative criteria discussed below refer to the lack of such a breakout.)

•	The lack of such a breakout does not mask a change in consolidated earnings or other trends.

•
The lack of such a breakout does not hide a failure to meet analysts’ consensus expectation for our business.  (Our earnings were below analysts’ consensus expectations both with and without the inclusion of the discontinued operations.)

•	The lack of such a breakout did not change a loss into income or vice versa.

•	The Bentley Prince Street segment did not play a significant role in our operations or profitability. It constituted less than 10% of our net sales and less than 10% of our total assets.

•	The lack of a breakout did not affect our compliance with regulatory requirements.

•	The lack of a breakout did not affect our compliance with loan covenants or other contractual requirements.

•
The lack of a breakout did not have the effect of increasing management’s compensation, as management’s compensation was not linked to the presentation of the results of discontinued operations in our filing.

•	The lack of a breakout did not involve any unlawful transaction.

In addition, our experience in interacting with our investors indicates that they tend to exclude the results of discontinued operations, particularly in the stub year of disposal, in assessing the ongoing prospects of our Company and in making investment decisions.  This was especially the case with respect to our disposal of the Bentley Prince Street business.  Rather, they focus upon the results and prospects of our continuing operations, which were sufficiently described in our filing.

U.S. Securities and Exchange Commission, August 22, 2013

For these reasons, we believe (i) a reasonable investor, when informed of the aggregate loss from discontinued operations, has the information it would consider important in making an investment decision with respect to our Company, and (ii) such a breakout would not significantly alter the total mix of information otherwise available to the investor.  Nevertheless, in light of the Staff’s comment, beginning in our Form 10-Q for the present quarter, we will include the following disclosure in the “Discontinued Operations” footnote to our financial statements:

Income (loss) from discontinued operations, net of tax, for fiscal year 2012 was comprised of the following after-tax amounts:  (1) $8.6 million of loss on disposal; (2) $5.9 million of costs to sell the operations; and (3) $2.5 million of non-disposal loss from the discontinued operations.

2.
Please tell us what consideration was given to including disclosure related to the loss on disposal, costs to sell and non-disposal related income (loss) of discontinued operations within MD&A along with how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact your future liquidity and capital resources.  In your response, please tell us the qualitative and quantitative factors you considered.

Response:

As supported by the analysis above in response to comment 1, we did not consider including the breakout of those items in MD&A.

Nevertheless, in light of the Staff’s comment, beginning in our Form 10-Q for the present quarter, we will include the following disclosure in the discussion of discontinued operations in our MD&A:

Income (loss) from discontinued operations, net of tax, for fiscal year 2012 was comprised of the following after-tax amounts:  (1) $8.6 million of loss on disposal; (2) $5.9 million of costs to sell the operations; and (3) $2.5 million of non-disposal loss from the discontinued operations.

With regard to the discontinued operations’ impacts on cash flows and future liquidity, Bentley Prince Street essentially was a cash neutral business and had no material impact on our liquidity.  The absence of Bentley Prince Street operations and cash flow was not expected to significantly impact our financial statements, liquidity, or ability to meet funding requirements in the future, and, as a result, the sale transaction did not materially affect that information disclosed in our MD&A.  Since the sale, we have not experienced any significant impact from the transaction on our liquidity or ability to meet our obligations.

U.S. Securities and Exchange Commission, August 22, 2013

3.
We refer you to the pro forma condensed consolidated balance sheet contained within exhibit 99.2 of your Form 8-K filed August 23, 2012, the ($13.2) million loss on disposal stated within your response to comment 5 in our letter dated July 17, 2013 and the components of the results of discontinued operations for fiscal year 2012 through the date of sale of the disposed segment on page 64 of your Form 10-K for the fiscal year ended December 30, 2012.  Please address the following comments:

•
You state that the loss on disposal before taxes was ($13.2) million, and the total loss on discontinued operations during fiscal year 2012 through the date of the sale of said discontinued operations was ($26.1) million.  We note the Bentley Prince Street loss before taxes on operations for the six months ended July 1, 2012 was ($1.8) million.  Please explain in detail the facts and circumstances which affected the results of operations of your discontinued operations from July 1, 2012 through the date of sale.

•
We note the net assets of the Bentley Prince Street segment as of July 1, 2012 were $49.5 million, cash consideration received was $33.7 million, and costs to sell as of July 1, 2012 were $8.3 million.  Please provide us with an itemized calculation of the ($13.2) million loss on disposal recognized, and explain in detail any amounts not already referenced in this comment, such as additional costs to sell incurred between July 1, 2012 and the disposition date.

•	Please provide us with a reconciliation of the types of costs by category included in the cost to sell Bentley Prince Street, and explain in reasonable detail what the types of costs represent.

Response:

Below is a detailed breakout of the $26.1 million pre-tax loss from discontinued operations during 2012.  With regard to the Staff’s third bullet point in this comment, included within this breakout is a description of the types of costs by category comprising the $9.1 million of costs to sell the segment.

U.S. Securities and Exchange Commission, August 22, 2013

	(in millions)
Loss on disposal (Assets – liabilities –cash received)	$ 13.2
Costs to Sell the Business	9.1		total - detail below
Stock acceleration		0.3	Restricted stock acceleration for BPS employees recognized on sale
Note forgiveness - BPS employee		0.2	Note from employee at BPS forgiven upon sale
Stay bonuses, etc.		1.0	Stay and execution bonuses paid to BPS employees
Healthcare claims		1.0	Per the sale agreement, seller agreed to pay the first $1 million of incurred healthcare claims after the sale date
Legal fees		0.5
Contract termination		0.8	Fees to exit BPS design contract borne by seller
Transition services agreement		2.2	Costs to be incurred under transition services agreement by seller for certain periods after sale
Workers compensation liabilities		0.4	Per sales agreement, additional workers compensation amount agreed to be borne by seller
Fee paid to broker		1.5	Fee paid to broker which provided assistance to find buyer and manage the transaction
Fixed assets agreed to be purchased		0.5	Additional fixed assets the seller agreed to purchase as of date of sale
Other items		0.7	Travel, accounting fees, and other misc. fees
BPS operational loss 2012	3.8		BPS 2012 performance through date of sale
Total Loss from Discontinued Operations - 2012	$ 26.1	Agrees to 10-K, Pre-Tax

With regard to the Staff’s second bullet point in this comment, the $13.2 million loss on disposal of the segment was calculated as follows (basically, an amount as of the sale date equal to [assets sold] – [liabilities sold] – [cash received]).  As detailed in the table below, there were no costs to sell included in this calculation.

U.S. Securities and Exchange Commission, August 22, 2013

(in millions)
$10.1	Accounts receivable
29.0	Inventory, net
3.4	Prepaids and other current assets
11.8	Property, plant and equipment
1.4	Other long term assets

(7.5)	Accounts payable and accruals
(1.3)	Other long term liabilities
$46.9	Net carrying value as of 8/17/2013
$(33.7)	Cash received
$13.2	Net loss on disposal

With regard to the Staff’s first bullet point in this comment, as shown in the first table above, the non-disposal loss from the discontinued operations from January 1, 2012 through the closing date of August 17, 2012, was $3.8 million.  The loss from discontinued operations accelerated in July and August, largely due to the disruption caused by sale transaction itself.

Enterprise-Wide Disclosures, page 72

4.
We note your response to comment 7 in our letter dated July 17, 2013.  We are reissuing the portion of our comment requesting disclosure of the factors used to identify your one reportable segment, including whether operating segments have been aggregated.  Refer to ASC 280-10-50-21, and provide us with your proposed disclosure.

We also note you considered that the geographic operating regions met similar margins and economic characteristics.  In that regard, we are unclear how the economic similarities among the respective geographic operating segments would allow you to aggregate the segments into one reportable segment.  Please provide us the five year historic and projected long term gross profit margins, net sales trends, and any other metric utilized by management of the respective geographic operating segments in supporting your conclusion that the segments are economically similar.  In addition, please advise us how you consider the various factors such as the economic and political conditions, demographics, and government regulations referred to in your risk factor on page 13 among the geographic operating segments in determining they met the aggregation criteria pursuant to ASC 280-10-50-11.

U.S. Securities and Exchange Commission, August 22, 2013

Response:

Our three geographic operating regions (Americas, Europe and Asia-Pacific) represent three respective operating segments under the standards set forth in ASC 280-10-50-21.  Those three operating segments have been aggregated into one reporting segment based on the aggregation criteria set forth in the standard.  That is, the three operating segments have similar economic characteristics, and the segments are similar in all of the following areas:  (a) the nature of the products and services; (b) the nature of the production processes; (c) the type or class of customer for their products and services; (d) the methods used to distribute their products or provide their services; and (e) the nature of the regulatory environment.  Each of these requirements was analyzed in our response to comment 7 in the Staff’s letter dated July 17, 2013.  In light of the Staff’s comment, beginning in our Form 10-K for the present year, we will include the following additional disclosure in a footnote to our consolidated financial statements:

Based on applicable accounting standards, the Company has determined that it has three operating segments – namely, the Americas, Europe and Asia-Pacific geographic regions.  Pursuant to the accounting standard, the Company has aggregated the three operating segments into one reporting segment because they have similar economic characteristics, and the operating segments are similar in all of the following areas:  (a) the nature of the products and services; (b) the nature of the production processes; (c) the type or class of customer for their products and services; (d) the methods used to distribute their products or provide their services; and (e) the nature of the regulatory environment.

As requested by the Staff, we have included in Appendix A our five-year history of gross margin by geographic region, including an estimate for 2013, as well as forecasts for fiscal years 2014 and 2015.  While management has not forecasted gross margin beyond fiscal year 2015, management expects gross margins among the regions to remain within 150-200 basis points of each other.

Although not specifically requested by the Staff, we also have included in Appendix A the five-year history of our operating income margin by geographic region, including an estimate for 2013, and forecasts for 2014 and 2015.  You will note that, despite year-to-year variance – primarily in the European operating segment, due to the unprecedented financial and credit crisis that region is experiencing (and which we have discussed throughout our filings) – the average operating income margins from 2009 through 2013 (estimated) by geographic region are similar – within 320 basis points of each other.  Adding the 2014 and 2015 forecasts to the calculation does not appreciably increase the average difference between operating income margin by geographic region over the total time period (approximately 10 basis points).

U.S. Securities and Exchange Commission, August 22, 2013

We have also included the five-year history of our net sales trends, including an estimate for 2013.  While net sales trends have differed, we believe we have adequately disclosed in our filings the changes in sales by geographic region.  For example, in Part 1, Item 1 of our Form 10-K, we stated:  “Our principal geographic markets are the Americas, Europe and Asia-Pacific, where the percentages of our total net sales were approximately 55%, 30% and 15%, respectively, for fiscal year 2012.”  Further, in our discussion of net sales in MD&A, we stated:  “On a geographic basis, we experienced a sales increase in the Americas (up 5.1%), which was offset by decreases in Europe (down 8.1%) and Asia-Pacific (down 13.2%).”  We then go on to explain the drivers of the increase and decreases by geographic region.  Accordingly, we believe net sales and the trends and drivers thereof have been sufficiently disclosed by geographic operating region, and that no further factual disclosure or reader benefit would be obtained from having the geographic regions as separate reporting segments.

As disclosed in Part 1, Item 1 of our Form 10-K, we market our modular carpet in over 110 countries, including many developing countries.  Given the wide diversity of markets into which we sell, our operations are in fact subject to various political, economic and other government-related uncertainties.  Accordingly, as required by Regulation S-K, we have included this disclosure in the risk factors of our Form 10-K.  However, when considered at the operating region level, these risks have not manifested themselves in any material manner in recent history.  Therefore, we do not see this risk factor as bearing on the determination of our reporting segment.

5.
In your response to comment 7 in our letter dated July 17, 2013, you state gross margin is available by operating region, and the allocation of corporate allocations and intercompany sales among regions could potentially present an inaccurate depiction of profitability on a regional basis.  Please tell us what consideration was given to providing gross margin by operating region within MD&A.

Response:

In recent years, as supported by the analysis above, we have not considered it necessary to provide specific gross margin data by operating region within MD&A.  That being said, our narrative discussion of changes in cost of sales and SG&A expenses on a consolidated basis have at times included the impacts occurring within our operating regions. For example, in our Form 10-K discussion of changes in SG&A expenses on a consolidated basis, we stated, in pertinent part:

U.S. Securities and Exchange Commission, August 22, 2013

For 2012, our selling, general and administrative expenses decreased $11.9 million (4.9%) versus 2011.  Fluctuations in currency exchange rates accounted for approximately $4 million (1.5%) of the decrease.  The largest component of the change in selling, general and administrative expense was a decrease in administrative costs of approximately $14 million, which is due primarily to lower stock compensation expense of $6 million during the first six months of 2012, particularly in the Americas, as a result of performance goals not being obtained to the same degree as in 2011.  There also was a decrease in administrative expenses due to the significant restructuring actions which took place in 2011 and 2012, particularly in our European operations.  We also experienced a decrease of $4 million in marketing expense, particularly in the Americas, due to lower catalog circulation in our FLOR business (approximately $1 million), as well as reduced marketing programs as we evaluate the cost effectiveness of our marketing platform in light of market requirements.  These decreases were offset somewhat by increased selling costs of $7 million, primarily in the Americas, due to both the FLOR store rollout (approximately $2 million) as well as sales personnel additions in the Americas in response to positive market conditions in that region, and increased selling costs due to increased sales in the Americas (approximately $3 million increase.)  Due to the above factors, as a percentage of net sales, selling, general and administrative costs declined to 24.8% in 2012 versus 25.5% in 2011.  (Emphasis added.)

We believe our discussion of cost of sales and SG&A expenses on a consolidated basis, along with the more detailed disclosure of the material regional impacts within that discussion, provides the reader with sufficient information to understand the performance and trends within our business.  In future filings, we will continue to analyze the changes in our cost of sales and SG&A expenses, and provide similar disclosures about the drivers/factors occurring within our operating regions, where applicable and material.

* * * * *

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission, August 22, 2013

The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (770) 437-6862.  Please let me know if you would like us to send you any courtesy paper copies of this response.  Thank you.

Sincerely,

/s/ David B. Foshee
David B. Foshee
Vice President, Senior Counsel
and Assistant Secretary

cc:           Raymond S. Willoch, Esq. General Counsel, Interface, Inc.
W. Randy Eaddy, Esq., Kilpatrick Townsend LLP